

July 11, 2013

Via E-mail
Rick Mooers
Chairman
xG Technology, Inc.
240 S. Pineapple Avenue, Suite 701
Sarasota, FL 34236

> **Re:**   **xG Technology, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 8, 2013**
> **File No. 333-187094**

Dear Mr. Mooers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you revised the terms of the offering to include both common stock and warrants, with each share of common stock being sold together with a warrant to purchase 0.5 of a share of common stock. Because the common stock and warrants must be purchased together, they are being offered as units. The units must be registered. This is true even though the underlying common stock and warrants immediately trade separately. Revise the fee table and prospectus cover page to identify the units as securities in the offering. The pricing table should reflect the common stock and warrants priced as one security with a footnote indicating the assigned values to each of the securities.

Exhibit 5.1

2.   Please file an updated legality opinion which addresses the legality of the common stock, warrants and units. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19 (October 14, 2011). The pricing table should reflect the common stock and warrants priced as one security.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Staff Accountant at (202) 551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        David Danovitch